February 12, 2007

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (858) 794-1450</u>

Martin G. Wotton
President
visionGATEWAY, Inc.
12707 High Bluff Drive
Suite 200
San Diego, CA 92130

Re: **visionGATEWAY, Inc.**
         Form 10-KSB for the year ended April 30, 2006
         Filed September 15, 2006
         Response letter dated February 2, 2007
         File No. 0-30499

Dear Mr. Wotton:

      We have reviewed your filing and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

visionGATEWAY, Inc.
February 12, 2007

Form 10-KSB

Financial Statements

Note 4 – Issuance of Stock

1.   We have read and reviewed your response to comment 1. Please tell us how you determined that it was appropriate to take discounts related to restrictions on stock issuances and tell us the nature of the restrictions. Reference is made to SFAS 123(R). Please provide us with the dates of all issuances of stock and provide us with the fair market value at the date of the respective grants and the value you used to calculate compensation expense for each grant.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Webster, Staff Accountant, at (202) 551-3446 or me, at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Accounting Branch Chief